UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

March 7, 2008

Frances S. Chang
Senior Counsel
Law Department
PG&E Corporation
One Market, Spear Tower
Suite 400
San Francisco, CA 94105

Re: PG&E Corporation
Incoming letter dated January 9, 2008

Dear Ms. Chang:

This is in response to your letter dated January 9, 2008 concerning the shareholder proposal submitted to PG&E by Francis A. Brandt. We also have received a letter from the proponent dated January 16, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Francis A. Brandt
1231 Janis Way
San Jose, CA 95125-4050

PG&E Corporation.

Frances S. Chang
Senior Counsel
Law Department

One Market, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
frances.chang@pge-corp.com

January 9, 2008

Via Overnight Courier
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation—Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling— Francis Brandt Proposal

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission" or "SEC") of PG&E Corporation's intention to exclude a shareholder proposal and supporting statement (together, the "Proposal") from the proxy materials for PG&E Corporation's 2008 Annual Meeting of Shareholders (the "2008 Proxy Materials") under:

- Rule 14a-8(i)(10) because the Proposal is substantially implemented,
- Rule 14a-8(i)(7) because the Proposal deals with matters relating to PG&E Corporation's ordinary business operations, and
- Rule 14a-8(i)(1), because the Proposal mandates action, in violation of applicable California state law.

The Proposal was submitted by Francis A. Brandt of San Jose, California (the "Proponent"). PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes the Proposal from its 2008 Proxy Materials.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of PG&E Corporation's intention to omit the Proposal from its 2008 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation files its definitive 2008 Proxy Materials with the Commission.

To the extent that the reasons for omission herein are based on matters of state law, pursuant to Rule 14a-8(j)(2)(iii), these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice law in the state of California.

I. BACKGROUND – THE PROPOSAL

PG&E Corporation received the Proposal on July 11, 2007. A copy of the Proposal and related correspondence is attached to this letter as Exhibit A. The Proposal consists of two portions: the resolution requesting action, and the supporting statement. Each is discussed below:

Resolution - The text of the resolution is set forth below:

> **Resolved** the CEO of our company shall provide a statement in each annual report stating what he personally has contributed to the operation of the company which justifies the amount of his compensation for that year.

Supporting Statement – The Proponent's specific assertions in the supporting statement are summarized below, paragraph by paragraph:

1. First paragraph - The State of California manages the company and controls the purchase, sale, and generation of electricity.[1]

2. Second paragraph - The company's Chief Executive Officer and staff effectively are employees of the State of California, although they are paid by the company and their compensation is set by the board of directors.

3. Third paragraph - The State of California's policy decisions have been disastrous for the company, and the State now is in full command of the company. The company's only defensive tools are lobbying the state legislature and educating the public through advertising. CEOs have failed to use these tools adequately, yet they continue to receive "generous compensation."

4. Fourth paragraph - The State of California is responsible for Pacific Gas and Electric Company's (the Utility's) recent bankruptcy filing. The bankruptcy was costly to the public and shareholders, but the CEO received full compensation.

5. Fifth paragraph - The State now requires that the Utility use increasing amounts of "renewable resources," but such a mandate is inconsistent with the Utility's obligation to provide reliable, inexpensive electricity to customers. The CEO and staff are spending money to "promote 'renewable' energy" and are "even proposing to use ocean wave energy." In contrast, the CEO has made no visible attempt to remove the State's roadblocks to development of nuclear energy. The Proponent asks why the company is compensating the CEO for taking this course of action.

---

1 The Corporation assumes the Proponent is referencing the State's regulation of Pacific Gas and Electric Company, a regulated public utility that is PG&E Corporation's primary subsidiary.

Based on the content of the Supporting Statement, it appears that the Proposal's primary points are that (1) management has not adequately utilized its primary tools (i.e., advertising and lobbying) to combat the State of California's flawed policies regarding the purchase, sale, and generation of electricity, (2) management also has inappropriately responded to the State of California's requirement that the Utility purchase more renewable energy (because management has supported the efforts financially, and sought new sources for renewable energy), and (3) management should be trying to remove the roadblocks to development of nuclear energy, rather than supporting renewable energy.

PG&E Corporation believes that the Proposal's thrust and focus are on management decisions regarding the purchase of wholesale electricity (including selection of energy resources), decisions regarding compliance with state requirements for the composition of the corporation's wholesale energy portfolio, advertising and lobbying decisions relating to those requirements, and PG&E Corporation's legislative and regulatory positions with respect to alternatives to those requirements.

II. REASONS FOR EXCLUSION

A. The Proposal Is Duplicative of Existing Commission Disclosure Requirements, and May be Excluded Pursuant to Rule 14a-8(i)(10).

PG&E Corporation has substantially implemented the Proposal because Commission regulations already require that management provide in the annual report on Form 10-K (or in the proxy statement, if the disclosures are incorporated by reference into the Form 10-K), a discussion regarding any material links between executive compensation decisions and performance.

Rule 14a-8(i)(10) permits an issuer to omit a Rule 14a-8 proposal if the company has already "substantially implemented the proposal." The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Exchange Act Release No. 34-12598 (regarding predecessor rule to Rule 14-8(i)(10)) (July 7, 1976).

Commission regulations require that the company's annual report on Form 10-K contain management's discussion of material information necessary to understand the policies and decisions regarding compensation awarded to, earned by, or paid to certain executive officers, including the chief executive officer (CEO). This discussion is called the Compensation Discussion and Analysis (or CD&A).

The CD&A's scope includes compensation that is materially dependent on company operations. The CD&A must include a discussion of, among other things, how the company determines the amount (and, where applicable, the formula) for each element of compensation paid. The CD&A may include the following types of information, all of which address a CEO's contributions to company operations, and how those contributions impact CEO compensation.

- What specific items of ***corporate performance*** are taken into account in setting compensation policies and making compensation decisions;

- How specific forms of compensation are structured and implemented to reflect the aforementioned ***corporate performance*** items, including whether discretion can be or has been exercised (either to award compensation absent attainment of the relevant ***performance goal(s)*** or to reduce or increase the size of any award or payout), identifying any particular exercise of discretion, and stating whether it applied to any specific executive officer or to all compensation subject to the relevant performance goal(s);

- How specific forms of compensation are structured and implemented to reflect an executive officer's ***individual performance*** and/or ***individual contribution*** to these items of the company's performance, describing the elements of ***individual performance*** and/or ***contribution*** that are taken into account; and

- Company policies and decisions regarding the adjustment or recovery of awards or payments if the relevant ***performance*** measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment.

See Reg. S-K, Item 402(b) (emphasis added).

In implementing the above requirements, PG&E Corporation's CD&A discusses, among other things, material information regarding the extent to which base salary, short-term incentives, long-term (equity) incentives, and other compensation elements paid to or earned by executive officers during the prior year are determined by formulas that are based on operational and financial performance, and whether and how different elements of compensation can be adjusted for individual performance. All of these elements explain how the Chief Executive Officer's compensation is justified, based on his contributions to company operations.

Similarly, the Staff recently concurred that Honeywell International could rely upon Rule 14a-8(i)(10) to omit a proposal that was substantially implemented by existing Commission and stock exchange requirements. The specific proposal requested disclosure of the material terms of relationships between (a) director nominees deemed "independent" and (b) Honeywell or any of its executive officers, if those relationships were considered when determining whether such director was independent. Notably, Honeywell's No-Action Letter Request noted that the requirements of SEC Reg. S-K, Items 404(a) and 407(a)(3), in conjunction with Section 303A.02 of the NYSE Listed Company Manual, address the concerns raised by the Proposal. (*See Honeywell International*, Inc. (avail. Feb. 21, 2007)).

Because Commission regulations already require that management include in the annual report on Form 10-K a discussion of material ties between corporate performance and compensation paid to the chief executive officer, PG&E Corporation believes the Proposal is substantially implemented and therefore may be omitted pursuant to Rule 14a-8(i)(10). As noted above, this position is consistent with recent positions taken in Staff No-Action Letters regarding proposals that are substantially implemented by existing regulations and other requirements.

B. The Proposal Relates to PG&E Corporation's Ordinary Business Operations and may be Excluded Under Rule 14a-8(i)(7)

PG&E Corporation believes that the Proposal's thrust and focus are on management decisions regarding the purchase of wholesale electricity, including decisions regarding compliance with state requirements regarding the composition of the corporation's wholesale energy portfolio, advertising and lobbying decisions relating to those requirements, and company positions with respect to alternatives to those requirements. Because decisions regarding the company's wholesale energy portfolio are complex decisions that affect the day-to-day operations of an electric utility charged with providing power to the public, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the general underlying policy of the ordinary business exclusion is to confine the resolution of ordinary business problems to management and the board of directors. The Commission went on to say that the ordinary business exclusion rests on "two central considerations." The first consideration is the subject matter of the proposal. The 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration is the degree to which the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

1. PG&E Corporation's Business/Legislative/Regulatory Environment

PG&E Corporation is a company whose primary purpose is to hold interests in energy-based businesses. PG&E Corporation conducts its business principally through Pacific Gas and Electric Company (the "Utility"), a public utility operating in northern and central California. The Utility engages primarily in the businesses of electricity and natural gas distribution, electricity generation, procurement and transmission, and natural gas procurement, transportation and storage. PG&E Corporation became the holding company of the Utility and its subsidiaries on January 1, 1997. Both PG&E Corporation and the Utility are headquartered in San Francisco, California.

A significant portion of the Utility's business involves electric utility services; the Utility served approximately 5.1 million electricity distribution customers as of December 31, 2006. In order to meet the demands of the Utility's electric customers, the Utility relies on electricity provided by the Utility's own generation facilities, by third parties under power purchase agreements, and by long-term contracts entered into by the California Department of Water Resources.

The purchase, sale, and permitted service rates charged for electric energy are subject to federal and state regulation and oversight.

- The rates charged for electricity utility services are determined based on the costs of service, and set in accordance with decisions of the California Public Utilities Commission and the Federal Energy Regulatory Commission. The Utility's cost of electricity is affected by, among other things, the rates that the Utility is permitted to charge, regulations requiring environmental controls on the sources of the Utility's power, and state legislation requiring that a certain percentage of the electric power sold by the Utility come from renewable energy sources.

- The Utility must prepare a long-term energy procurement plan covering a 10-year period, which is reviewed and approved by state regulators. The Utility designs its long-term procurement plan to provide reliable service, prioritize resources consistent with the state's adopted Energy Action Plan, and manage customer costs.

- The Energy Action Plan establishes the order in which resources will be used to serve electric load in California. The long term procurement plan adopted by the California Public Utilities Commission for the Utility requires electricity from renewable resources to be used whenever it is available.

- California statutes also require that the Utility also deliver minimum annual amounts of electricity from renewable resources. (Cal. Pub. Util. Code § 3399.14 subdiv. (b)(1)). The California Public Utilities Commission must establish annual procurement targets that increase the Utility's total procurement of eligible renewable energy resources by at least an additional 1 percent of retail sales per year so that 20 percent of its retail sales are procurement from eligible renewable energy resources, no later than December 31, 2010. In its decision adopting the Utility's long term procurement plan, the Commission reminded the Utility that failure to do so will subject the Utility to fines. (CPUC Decision 07-12-052, at. pg. 77).

Decisions regarding the Utility's sources of electricity involve both day-to-day and long-term considerations regarding delivery of reliable service to customers in a financially prudent and cost-effective manner, consistent with legal and regulatory requirements.

Utility management balances these considerations in its day-to-day operations.

2. The Proposal Focuses on Operational Issues, and Not on Executive Compensation.

PG&E Corporation recognizes that the Staff in recent years often has concluded that proposals addressing executive compensation matters raise significant policy issues that are not within a company's ordinary course of business, and therefore could not be excluded pursuant to the ordinary business matters exception. In these instances, executive compensation policies were the primary focus of the proposals, and, as such, the proposals were not excludable under Rule 14a-8(i)(7). *See, e.g., AT&T Corp.* (avail. Mar. 1, 2004) (proposal requested a special review of executive compensation policies to determine whether they "create an undue incentive to export jobs, restructure operations, or make other decisions that may prove to be short-sighted, by linking the compensation of senior executives to measures of performance that are based on corporate income or earnings"); *International Business Machines Corporation* (avail. Feb. 2, 2004) (proposal requested a special review of executive compensation policies to determine whether they "create an undue incentive to make short-sighted decisions, by linking the compensation of senior executives to measures of performance that include net earnings, cash flow and earnings-per-share").

However, in several instances, the Staff has concurred that proposals mentioning executive compensation were in fact focused on matters of ordinary business, and could be omitted pursuant to Rule 14-8(i)(7). For example, the Staff concurred that General Motors could exclude a proposal requesting an executive compensation program that tracked progress in improving the fuel economy of light trucks and passenger vehicles; the Staff noted that the thrust and focus of that proposal was on ordinary business matters. Notably, the supporting statement makes numerous comments regarding fuel economy and fuel sources. (*General Motors Corporation* (avail. Apr. 4, 2007)). Similarly, the Staff concurred that a proposal that mentioned executive compensation and was submitted to General Electric could be omitted pursuant to Rule 14a-8(i)(7) because the thrust and focus of the proposal was the nature, presentation, and content of programming and film production. The supporting statement sets forth numerous statistics regarding adolescent smoking and the presentation of youth smoking in movies. (*See General Electric* (avail. Jan. 10, 2005), where a proposal requested that the compensation committee, when setting executive compensation, include social responsibility and environmental criteria among the goals executives must meet).

As in the cases of General Motors and General Electric, the Proposal's supporting statement contains numerous references to issues that PG&E Corporation believes are not related to executive compensation. Most of the paragraphs in the supporting statement criticize the State of California's policy decisions regarding procurement of electric energy, and the specific criticisms of management are tied to general advertising and lobbying in light of these flawed State policies, or specific actions made or forgone with respect to State requirements regarding the purchase of energy from renewable sources.

3. The Thrust and Focus of the Proposal is PG&E Corporation's Decisions Regarding Sources of Electric Power. These are Ordinary Business Matters, and the Proposal May be Omitted Pursuant to Rule 14a-8(i)(7).

PG&E Corporation believes that any analysis under Rule14a-8(i)(7) should look beyond the language of the resolution, and examine the thrust and focus of the Proposal. Further, the thrust and focus of the Proposal relates to PG&E Corporation's ordinary business matter of determining the source of wholesale energy, which includes managing the Utility's wholesale energy portfolio, developing new energy technologies, advertising and lobbying activities, lobbying positions regarding potential sources of power, and compliance with applicable laws and regulations.

Management's decisions regarding the Utility's sources of electric power involve tasks "that are so fundamental to management's ability to run the Utility on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Proposal's focus on specific decisions regarding purchase of wholesale energy, development of new technologies, advertising and lobbying, compliance with existing regulations, and pursuit of alternatives to the regulatory structure, reflect an attempt to "micro-manage" the Utility by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." PG&E Corporation therefore believes that the Proposal addresses ordinary business matters and may be excluded pursuant to Rule 14a-8(i)(7).

The Staff's prior No-Action Letters are consistent with omission of the Proposal on the grounds that it relates to PG&E Corporation's ordinary business operations. Examples are provided below.

- Utility Operations. The Proposal concerns matters relating to the Utility's daily operations of a public electric utility, as well as long-term operating strategy.

  The Staff in the past has permitted public utilities to omit proposals that sought to regulate utility operations. *See, e.g., TXU Corporation* (avail. Apr. 2, 2007) (proposal requested that the board study energy efficiency with respect to TXU's existing and proposed power plants, and prepare a report describing the impact that improvements in energy efficiency would have on TXU); *Avista Corporation* (avail. Mar. 12, 2007) (proposal requested a report on the impact on Avista of certain dams, including an evaluation of assets that affect Spokane Falls); *NSTAR* (avail. Nov. 29, 2005), (proposal requested that the board report on the company's response to reports of animals being shocked by electric current in the NSTAR service area; the Staff stated that this proposal involved ordinary business matters of the maintenance of an electric utility network); *WPS Resources Corporation* (avail. Feb. 16, 2001) (proposal that management consider developing some or all of eight specified plans regarding utility operations involved ordinary business matter of choice of technologies); *Sempra Energy* (avail. Feb. 7, 2000) (proposal that majority of revenue from certain sources be reinvested in California utility subsidiaries involved ordinary business matter of "investment and operating decisions").

- Advertising Decisions. The Proposal concerns PG&E Corporation's actions with respect to how PG&E Corporation spends its advertising dollars and which energy sources PG&E Corporation advertises, markets, promotes or criticizes.

  The Staff has concurred that shareholder proposals concerning the manner, message, content and general communications of a company, in advertising, marketing and packaging products and related promotional activities concern ordinary business operations. *See, e.g., PG&E Corporation* (avail. Feb. 14, 2007), (the Staff concurred that PG&E Corporation could rely on Rule 14a-8(i)(7) to omit a proposal submitted last year by the Proponent, requesting that PG&E Corporation "cease its current advertising campaign promoting solar or wind as desirable sources of energy for conversion to electricity" and "conduct a vigorous advertising campaign to show its customers and the general public how greenhouse gas emission from power plants can be reduced more extensively and at lower cost by using an energy source more reliable than solar or wind"); *The Walt Disney Company* (Nov. 22, 2006) (the Staff concurred that "nature, presentation and content of programming" are ordinary business matters, and proposal seeking company report on policy and process regarding company marketing and promotion is excludable).

- Legislative Positioning and Lobbying on Operations-Related Topics/Legal Compliance Decisions. The Proposal challenges (1) PG&E Corporation's actions with respect to compliance and with respect to its response to state laws requiring that a certain portion of the company's wholesale energy be obtained from renewable sources, and (2) PG&E Corporation's lack of visible action to remove legal impediments to development of nuclear power in California.

  In a related series of letters, the Staff has concurred that proposals regarding a company's handling of legislative actions are ordinary business matters. For example, in *General Motors* (avail. Apr. 7, 2006) the Staff concurred in the exclusion of a proposal that General Motors petition the government for certain standards applicable to light duty trucks and cars, and lead an effort to develop non-oil based transportation systems, and spread this technology to other nations. The Staff noted that this proposal appeared to be directed at involving the company in the political or legislative process relating to an aspect of the company's operations. Similarly, in *Microsoft Corp.* (avail. Sept. 29, 2006) the Staff concurred in the exclusion of a proposal requesting a report on the company's "rationale for supporting and/or advocating public policy measures that would result in expanded government regulation of the Internet." The Staff found that the proposal was excludable under Rule 14a-8(i)(7) because it called for an evaluation of the impact on the company of expanded government regulation of the Internet. *See also International Business Machines Corp.* (avail. Mar. 2, 2000) (the Staff concurred in the omission of a proposal requesting that the company prepare a report discussing the potential impact on IBM of pension-related issues under review by federal regulators and legislative proposals relating to cash balance plan conversions); and *Niagara Mohawk Holdings, Inc.* (avail. Mar. 5, 2001) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company prepare a report on pension-related issues being considered in federal regulatory and legislative proceedings).

  The Staff in the past also has concurred that companies may rely on Rule 14a-8(i)(7) to omit proposals regarding a company's legal compliance program and decisions. *See, e.g., Bear Stearns,* (avail. Feb. 14, 2007) (the Staff concurred that a proposal requesting that the company prepare a report on the costs, benefits and impacts of Sarbanes-Oxley related to the ordinary business matter of a "general legal compliance program," and the Staff agreed that Bear Stearns could omit the proposal in reliance on Rule 14a-8(i)(7)).

4. The Proposal Does not Focus on Significant Social Policy Issues

PG&E Corporation recognizes that if a proposal raises significant social policy issues, the Staff will not concur that Rule 14a-8(i)(7) is grounds to exclude that proposal. PG&E Corporation believes that the Proposal does not raise such social or policy issues, as described more fully below.

The Commission and the Staff have stated that proposals that focus on "sufficiently significant social policy issues...would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Staff Legal Bulletin, No. 14A (July 12, 2002) and the 1998 Release. The Staff cited "significant discrimination issues" as an example of a "sufficiently significant social policy issue." When assessing whether proposals involve social policies issues for purposes of Rule 14a-8(i)(7), the Staff considers both the resolution and the supporting statement as a whole. With respect to proposals that reference environmental or public health issues, the Staff has stated that a proposal may not be excluded as relating to ordinary business operations if it has significant policy, economic or other implications. The Staff generally categorizes environmental and public health proposals into two groups: (1) requests for risk assessments (which generally may be excluded) or (2) requests to minimize or eliminate operations, which are in essence requests to take action that may reduce liabilities (which generally may not be excluded).

PG&E Corporation recognizes that, on several occasions, the Staff has found that specific social issues such as environmental racism and environmental and historic preservation have transcended the ordinary business matter of utility operations. (*See, e.g., Xcel* (avail. Feb. 5, 2001) (the Staff did not agree that company could rely on Rule 14a-8(i)(7) to exclude a proposal requesting that the board develop and implement policies and practices requiring Xcel to obtain power supplies from sources that did not have undue adverse impacts on the Pimicikamak Cree Nation and other indigenous peoples); *Dominion Resources, Inc.* (avail. Jan. 29, 2007) (the Staff did not agree that Rule 14a-8(i)(7) permitted exclusion of a proposal requesting a board report evaluating the environmental, health, and cultural impacts created by following certain power line siting standards). In certain other cases, the Staff have also found that Rule 14a-8(i)(7) does not provide a basis to omit proposals regarding energy issues related to global warming and energy efficiency, both of which might be considered similar to the issue of renewable resources. (*See, e.g., Ryland Group, Inc.* (avail. Feb. 1, 2005) (denying exclusion of a proposal requesting that an independent committee of the board prepare a report on how the company is responding to rising regulatory, competitive, and public pressure to increase energy efficiency and reduce greenhouse gas emissions).

The Proposal can be distinguished from those cases, because the Proposal addresses the issue of what should be PG&E Corporation's source of wholesale electricity, and does not implicate significant social issues. While the Proposal references "renewable energy," and "solar and wind" energy, the Proposal does not seek a change in the use of solar and wind sources by PG&E Corporation to reduce greenhouse gases as required under SLB 14C criteria for excluding a proposal; rather it challenges management's decisions in identifying desirable sources of wholesale electric energy, including the compliance, research, advertising, and lobbying decisions made in those areas. Accordingly, the Proposal does not implicate significant social, environmental, and public health issues that would transcend day-to-day business matters.

Based on the foregoing, PG&E Corporation respectfully submits that it may omit the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(7). As noted above, this position is consistent with recent positions taken in Staff No-Action Letters.

C. The Proposal is Mandatory, Requests Action that Violates State Law, and may be Excluded Under Rule 14a-8(i)(1)

PG&E Corporation may exclude the Proposal under Rule 14a-8(i)(1) because it mandates board action in violation of state law, as opposed to requesting or recommending an action. As previously noted, PG&E Corporation is a California corporation. Under the California Corporations Code, the power to manage the affairs of the corporation lies with the board of directors, not the shareholders. Cal. Corp. Code § 300(a) (West 2006).

Under Rule 14a-8(i)(1) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if the proposal "is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The note to Rule 14a-8(i)(1) states that proposals cast as recommendations or requests are typically proper under state law, but that mandatory proposals that would be binding on a company if approved by shareholders may not be considered proper under state law. In addition, Staff Legal Bulletin No. 14 (July 13, 2001) states: "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)." In several instances, the Staff has found shareholder proposals excludable where the proposal used mandatory language that required an issuer to take action in a manner inconsistent with California state law. *See, e.g. Cisco Systems, Inc.* (avail. Jul. 29, 2005); *Farmer Bros. Co.* (avail. Nov. 28, 2003).

The Proposal is mandating that the shareholders instruct the CEO to provide certain compensation information in PG&E Corporation's annual report. If adopted, the Proposal would force PG&E Corporation to include certain information in its reports to shareholders. The binding nature of the Proposal would thus require PG&E Corporation's board of directors to perform in a manner inconsistent with Section 300(a) of the California Corporation Code, which vests the power to manage the affairs of the corporation with the board of directors, not the shareholders. Therefore, the Proposal may be excluded under Rule 14a-8(i)(1). As noted above, this position is consistent with recent positions taken in Staff No-Action Letters.

IV. Conclusion

Based on the foregoing, PG&E Corporation believes, and it is my opinion as an attorney registered with the California State Bar, that the Proposal is excludable from PG&E Corporation's 2008 Proxy Materials under Rule 14a-8(i)(10), Rule 14a-8(i)(7), and Rule 14a-8(i)(1). My opinion makes no assumptions about the operation of the Proposal that are not called for by the language of the Proposal.

As discussed above, the Proposal relates to PG&E Corporation's 2008 Annual Meeting. As a result, and based on the facts and the no-action letter precedent discussed above, PG&E Corporation intends to exclude the Proposal from its 2008 Proxy Materials in reliance on Rule 14a-8(i)(10), Rule 14a-8(i)(7) and Rule 14a-8(i)(1). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the Proposal from its 2008 Proxy Materials in reliance on the aforementioned rules.

If possible, I would appreciate it if the Staff would send a copy of its response to this request to me by fax at (415) 817-8225 when it is available. PG&E Corporation will promptly forward an e-mail copy of the letter to the Proponent. Mr. Brandt's e-mail address is f.brandt@att.net.

Please confirm this filing by returning a receipt-stamped copy of this letter. An extra copy of this letter and a pre-addressed postage paid envelope are enclosed.

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very Truly Yours,

Frances S. Chang

Attachment: Exhibit A

cc: Linda Y.H. Cheng
Francis A. Brandt

F A BRANDT
1231 JANIS WAY
SAN JOSE CA 95125-4050
Email f.brandt@att.net

OFFICE OF THE CORPORATE SECRETARY
PG&E CORPORATION
1 MARKET ST SPEAR TOWER SUITE 2400
SAN FRANCISCO CA 94105

May 2008

I am submitting the attached shareholder proposal for the 2008 annual meeting.. Charles Schwab has held my 4419 shares of PG&E stock for many years. The enclosed copy of pages from my Schwab monthly statements proves my ownership as of June 2006 and June 2007. You have in your records a Schwab letter to you that I owned this stock in 2005 I intend to keep this stock beyond the annual meeting date.

Francis A. Brandt

Francis A. Brandt

9 July 2007

Shareholder submittal

Resolved the CEO of our company shall provide a statement in each annual report stating what he personally has contributed to the operation of the company which justifies the amount of his compensation for that year..

The State of California manages our company. It controls the company's profit. It decides where the company can obtain the electricity. It sells wholesale electricity to the company It controls the type of generating plants and where they are located.

The CEO and his staff are handmaidens to the state and operate the company under the state's supervision. and policy decisions. They are essentially employees of the state but are paid by the company. How does the Board of Directors, elected by the stockholders, judge the performance and the compensation of the CEO under these circumstances?

The State is an inept manager of a company in a market economy. The State's policy decision have been disastrous to the company. The several CEOs in the past have been poor responders to the attacks by the state. Early on, as a natural monopoly, the company had to accede to the state demand that its rates be controlled. From then on the State gradually increased its control of the company to the present where it is in full command. The only defending tools available to the company in this onslaught were to lobby the state legislature and to educate the public through advertising. It is obvious the CEOs failed. The legislature has made a series of very bad rules affecting the company.. The poorly informed public blames the company for the resulting high cost of electricity in Northern California. The CEOs continued to receive generous compensation.

The CEO could do nothing but declare bankruptcy when the state forced it to sell electricity below cost. The stockholders and the public had to bear the cost of bailing the company out but the CEO received his full compensation.

Now the State has mandated that the company buy electricity from vendors using "renewable" energy sources. These energy sources, such as solar and wind, are unreliable,. expensive and simply not suitable for generating commercial electricity The company is required to provide reliable, inexpensive electricity to its customers. What has been the response of the CEO and his staff to the State's ridiculous mandate? They are spending company money to promote "renewable" energy! They are even proposing to use ocean wave energy! Meanwhile the CEO has made no visible attempt to get the State to remove its unwarranted roadblocks to the only clean energy source that provides reliable, inexpensive electricity, nuclear energy. We are handsomely compensating the CEO for this type of action?

Francis A. Brandt

-----Original Message-----
From: f.brandt@att.net [mailto:f.brandt@att.net]
Sent: Wednesday, January 16, 2008 8:41 PM
To: CFLETTERS
Cc: [redacted]
Subject: PG&E request to omit resolution

US SEC
Division of Corporation Finance
Office of Chief Counsel

Re PG&E 9 January 2008 letter requesting that Brandt resolution be omitted form their 2008 proxy statement

PG&E Corporation sent you and me a letter dated 9 January asking you to approve their intent to omit my proposed resolution from the 2008 PG&E Proxy Materials. The letter cites 3 SEC rules and goes on with several pages of rulings made by the SEC staff in the past with respect to those rules all in an effort to support their intent to omit the proposed resolution

I am an engineer, not a lawyer, so my rebuttal will not be as smooth as the PG&E argument. Fundamentally my rebuttal is that the SEC must consider the rights of the stockholders to question management style. I believe there is a SEC rule that requires companies overseen by the SEC which requires companies to provide for stockholder resolutions or they would not publish statements on how to present such resolutions in their annual documents. Management is wary of stockholder resolutions because they tend to question the motives of managers. Somehow management has convinced the SEC to make additional rules that make it difficult for stockholder's voices to be heard.. This may be all right in blocking frivolous resolutions but it insulates management from being questioned about the way they manage by the stockholders. Since the SEC requires stockholder participation one wonders how to judge how much such participation they can have. It would appear that stockholders do not hav e enou gh when one reads in the newspaper about outright illegal actions, questionable compensation and general skullduggery by management in quite a few companies in the US.

I suggest that my 9 July 2007 submittal to PG&E is not frivolous , doesn't accuse management of skullduggery and despite what they say does not require them to act illegally. Their claims that it interferes with their management style is valid but this is just what a stockholder resolution should do when the management style is questionable. The argument for the resolution points out that PG&E management has failed in the past with large consequence to the stockholders It also points out that the state of California makes all the important management decisions even though it is not qualified. What important factors does the CEO manage? How does he react to bad state management? As a stockholder I don't know until the company has to declare bankruptcy. Why should the stockholders be prevented from voting on a potentially bad management style under these conditions? My resolution doesn't ask the CEO to change his style it just asks him to tell the stockholders in plain E nglish what it is Despite what the PG&E letter says the CEO has not made it clear why he is currently supporting the state's bad management in the annual report Stockholders are entitled to question management and management should not be allowed by the SEC to deter stockholders from voting on questionable management.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated January 9, 2008

The proposal provides that the chief executive officer shall provide a statement in each annual report stating what he personally has contributed to the operation of the company which justifies the amount of his compensation for that year.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(1), as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors. Accordingly, unless the proponent provides PG&E with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy material in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that PG&E may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that PG&E may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Adviser

END